Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Court judgment handed down in legal proceedings commenced by Appian Capital

Johannesburg, 10 October 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises stakeholders that judgment has been handed down in respect of the first stage of legal proceedings brought against it by affiliates of Appian Capital Advisory LLP (Appian) (the Proceedings), which occurred in the High Court of England and Wales, over a five-week period beginning in June 2024.

The Proceedings brought against Sibanye-Stillwater by Appian relate to the termination on 24 January 2022 by Sibanye-Stillwater, of share purchase agreements (SPAs) which it had concluded on 26 October 2021 with Appian for the acquisition of the Santa Rita and Serrote mines in Brazil. The termination of the SPAs followed a geotechnical event (the Geotechnical Event) at Santa Rita which Sibanye-Stillwater concluded was, and was reasonably expected to be, material and adverse to the business, financial condition, results of operations, properties, assets, liabilities or operations of Santa Rita. The first stage of Proceedings related to whether the geotechnical event at Santa Rita on November 2021, could reasonably be expected/considered to be material and adverse.

In a judgment handed down today, Mr Justice Butcher ruled that the Geotechnical Event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs as a result of the Geotechnical Event. However, Sibanye-Stillwater was successful in having Appian's claim of wilful misconduct dismissed, with the Judge ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in what they perceived as the best interests of Sibanye-Stillwater.

The Proceedings will now progress to the second phase through a trial listed for November 2025 (Quantum Trial) at which the Court will determine the potential damages Sibanye-Stillwater may be required to pay to Appian.

Sibanye-Stillwater's case on quantum is that Appian could have sold the Santa Rita and Serrote mines in Brazil to another purchaser for a similar purchase price after Sibanye-Stillwater terminated the SPAs and therefore cannot recover any loss it has suffered from Sibanye-Stillwater. The judgment notes that Appian received multiple offers for the mines after Sibanye-Stillwater terminated the SPAs. Accordingly, Sibanye-Stillwater will continue to defend the claim vigorously at the Quantum Trial in November 2025.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

WEBSITES

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.